Michael R. McAlevey
Vice President and
Chief Corporate, Securities & Finance Counsel

3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2967
F + 1 203 373 3079
michael.mcalevey@ge.com

March 8, 2010

VIA EDGAR AND FACSIMILE

Mary Beth Breslin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	General Electric Company Post-Effective Amendment No. 2 to Registration Statement on Form S-3, filed February 22, 2010 File No. 333-155580

Dear Ms. Breslin:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission"), promulgated under the Securities Act of 1933, as amended, General Electric Company, a New York corporation (the "Registrant"), hereby respectfully requests, that the effective date of the above-referenced registration statement (the "Registration Statement") be accelerated to 10:00 a.m. Eastern Daylight Time, on March 10, 2010, or as soon thereafter as practicable.

The Registrant filed its definitive proxy statement with the Commission at 1:00 p.m. on March 5, 2010, thereby incorporating by reference the Part III information into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed on February 19, 2010.

In addition, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Lori Zyskowski of General Electric Company, Corporate and Securities Counsel to the Registrant, at 203-373-2227 with any questions regarding this matter.

(1)

Sincerely,
Registrant:
GENERAL ELECTRIC COMPANY
/s/ Michael R. McAlevey
Name:	Michael R. McAlevey
Title:	Vice President and Chief Corporate, Securities & Finance Counsel

(2)